UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*


                             Metal Management, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    591097209
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                                 (CUSIP Number)

       Ivy B. Dodes                              Marty Brandt
Credit Suisse First Boston         CSFB Global Opportunities Partners, L.P.
     11 Madison Avenue        c/o Hemisphere Global Opportunities Partners, Ltd.
 New York, New York 10010              Hemisphere House, Nine Church St.
 Telephone: (212) 325-2000               P.O. Box HM951, Hamilton HM11
                                               Hamilton, Bermuda
                                           Telephone: (441) 295-9166
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 July 16, 2002
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            (Dates of Events which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 591097209                   13G                  PAGE 2 OF 11 PAGES
------------------------                                   ---------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                         (b)[ ]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Switzerland
--------------------------------------------------------------------------------
              5      SOLE VOTING POWER
                     0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6      SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    ------------------------------------------------------------------
    EACH      7      SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON     ------------------------------------------------------------------
    WITH      8      SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      IA, BK, HC
--------------------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 591097209                   13G                  PAGE 3 OF 11 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CSFB Global Opportunities Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
              5      SOLE VOTING POWER
                     0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6      SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    ------------------------------------------------------------------
    EACH      7      SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON     ------------------------------------------------------------------
    WITH      8      SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 591097209                   13G                  PAGE 4 OF 11 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CSFB Global Opportunities Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
--------------------------------------------------------------------------------
              5      SOLE VOTING POWER
                     0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6      SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    ------------------------------------------------------------------
    EACH      7      SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON     ------------------------------------------------------------------
    WITH      8      SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 591097209                   13G                  PAGE 5 OF 11 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Hemisphere Global Opportunities Partners, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
--------------------------------------------------------------------------------
              5      SOLE VOTING POWER
                     0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6      SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    ------------------------------------------------------------------
    EACH      7      SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON     ------------------------------------------------------------------
    WITH      8      SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      CO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 591097209                   13G                  PAGE 6 OF 11 PAGES
------------------------                                   ---------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
--------------------------------------------------------------------------------
              5      SOLE VOTING POWER
                     0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6      SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    ------------------------------------------------------------------
    EACH      7      SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON     ------------------------------------------------------------------
    WITH      8      SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)
      OO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 591097209                   13G                  PAGE 7 OF 11 PAGES
------------------------                                   ---------------------


      Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned are hereby filing this Amendment No. 2 (this "Amendment") to the Schedule 13G filed on December 17, 2001 ("Schedule 13G"), as amended by Amendment No. 1 filed on March 19, 2002, by Credit Suisse First Boston (the "Bank"), on behalf of the investment banking business of the Credit Suisse First Boston business unit, CSFB Global Opportunities Partners, L.P. ("CSFB Partners Delaware"), a limited partnership organized under the laws of Delaware, CSFB Global Opportunities Partners (Bermuda), L.P. ("CSFB Partners Bermuda" and, together with CSFB Partners Delaware, "CSFB Partners"), an exempted limited partnership organized under the laws of Bermuda, Hemisphere Global Opportunities Partners, Ltd. ("Hemisphere") and Mutual Trust Management (Bermuda) Limited ("Mutual Trust" and, together with the Bank, CSFB Partners and Hemisphere, the "Reporting Persons"), with the United States Securities and Exchange Commission relating to the common stock, par value $0.01 per share, of Metal Management, Inc., a Delaware corporation (the "Stock"), to reflect a change in the investment adviser of CSFB Partners to entities not controlled by the Reporting Persons on July 16, 2002 (the "Spin-off"). As a result of the Spin-off, no shares of the Stock are currently held by any of the Reporting Persons other than (i) CSFB Partners Delaware and CSFB Partners Bermuda, each of which is concurrently filing a new Schedule 13G together with their new investment adviser (the "New Schedule 13G"), (ii) Hemisphere, which is concurrently filing the New Schedule 13G as general partner to CSFB Partners and
(iii) Mutual Trust, which is concurrently filing the New Schedule 13G as sole shareholder of Hemisphere. In this Amendment, the undersigned amend and restate
(i) the entire text of Item 4, (ii) the entire text of Item 5 and (iii) the second paragraph of Schedule I.

ITEM 4.    OWNERSHIP.

           (a)   Amount beneficially owned:

                 (1) See response to Item 9 on page 2.

                 (2) See response to Item 9 on page 3.

                 (3) See response to Item 9 on page 4.

                 (4) See response to Item 9 on page 5.

                 (5) See response to Item 9 on page 6.

           (b)   Percent of class:

                 (1) See response to Item 11 on page 2.

                 (2) See response to Item 11 on page 3.

                 (3) See response to Item 11 on page 4.

                 (4) See response to Item 11 on page 5.

                 (5) See response to Item 11 on page 6.

           (c)   Number of shares as to which the person has:

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CUSIP NO. 591097209                   13G                  PAGE 8 OF 11 PAGES
------------------------                                   ---------------------


                 (i)   Sole power to vote or to direct the vote:

                       (1) See response to Item 5 on page 2.

                       (2) See response to Item 5 on page 3.

                       (3) See response to Item 5 on page 4.

                       (4) See response to Item 5 on page 5.

                       (5) See response to Item 5 on page 6.

                 (ii)  Shared power to vote or to direct the vote:

                       (1) See response to Item 6 on page 2.

                       (2) See response to Item 6 on page 3.

                       (3) See response to Item 6 on page 4.

                       (4) See response to Item 6 on page 5.

                       (5) See response to Item 6 on page 6.

                 (iii) Sole power to dispose or to direct the disposition of:

                       (1) See response to Item 7 on page 2.

                       (2) See response to Item 7 on page 3.

                       (3) See response to Item 7 on page 4.

                       (4) See response to Item 7 on page 5.

                       (5) See response to Item 7 on page 6.

                 (iv)  Shared power to dispose or to direct the disposition of:

                       (1) See response to Item 8 on page 2.

                       (2) See response to Item 8 on page 3.

                       (3) See response to Item 8 on page 4.

                       (4) See response to Item 8 on page 5.

                       (5) See response to Item 8 on page 6.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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CUSIP NO. 591097209                   13G                  PAGE 9 OF 11 PAGES
------------------------                                   ---------------------


                                   SCHEDULE I

The second paragraph of Schedule I to Schedule 13G shall be amended and restated as follows:

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. CSFBI holds directly through direct and indirect subsidiaries the securities of CSFB Global Opportunities Advisers, LLC ("CSFB Advisers"), a limited liability company organized under the laws of Delaware. The ultimate parent company of the Bank and CSFB Advisers is Credit Suisse Group, a corporation formed under the laws of Switzerland. Prior to the Spin-off, CSFB Advisers performed certain investment advisory services on behalf of CSFB Partners, pursuant to the Amended and Restated Investment Advisory Agreement, dated as of October 16, 2001, among CSFB Advisers and CSFB Partners. As a result of the Spin-off, CSFB Advisers no longer performs investment advisory services on behalf of CSFB Partners. The sole shareholder of Hemisphere Global Opportunities Partners, Ltd. is Mutual Trust Management (Bermuda) Limited, as trustee of The Hemisphere Global Opportunities Partners Charitable Trust.

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CUSIP NO. 591097209                   13G                  PAGE 10 OF 11 PAGES
------------------------                                   ---------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2002


                            CREDIT SUISSE FIRST BOSTON
                                acting solely on behalf of the investment banking business of the Credit Suisse First Boston business unit


                            By: /s/ Ivy B. Dodes
                                -----------------------------------------------
                                Name:  Ivy B. Dodes
                                Title: Managing Director


                            CSFB GLOBAL OPPORTUNITIES PARTNERS, L.P.

                            By: Hemisphere Global Opportunities Partners, Ltd., its General Partner

                                 By: /s/ Marty Brandt
                                     ------------------------------------------
                                     Name:  Marty Brandt
                                     Title: Vice President


                            CSFB GLOBAL OPPORTUNITIES PARTNERS (BERMUDA), L.P.

                            By: Hemisphere Global Opportunities Partners, Ltd., its General Partner

                                 By: /s/ Marty Brandt
                                     ------------------------------------------
                                     Name:  Marty Brandt
                                     Title: Vice President

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CUSIP NO. 591097209                   13G                  PAGE 11 OF 11 PAGES
------------------------                                   ---------------------


                            HEMISPHERE GLOBAL OPPORTUNITIES PARTNERS, LTD.


                            By: /s/ Marty Brandt
                                -----------------------------------------------
                                Name:  Marty Brandt
                                Title: Vice President


                            MUTUAL TRUST MANAGEMENT (BERMUDA) LIMITED


                            By: /s/ Colin Alexander
                                -----------------------------------------------
                                Name:  Colin Alexander
                                Title: Director